

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


05005589

21 January 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
FEB 01 2005
WASH, D.C. 202 SECTION

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
FEB 08 2005
THOMSON
FINANCIAL



Cue Energy Resources Limited

A.B.N. 45 066 383 971


SEC MAIL PROCESSING
RECEIVED
FEB 0 1 2005
WASH, D.C. 202 SECTION

RELEASE

Jeruk -2 Well Results

Santos Limited (Santos) has advised that "testing operations conducted by its wholly owned subsidiary, Santos (Sampang) Pty Ltd, have been completed on the Jeruk 2 wellbore and the well will now be suspended for re-entry at a later date.

This decision followed analysis of data from the open-hole Drill Stem Test (DST) 3 conducted during the prior week and mechanical well bore difficulties".

"Examination of data obtained during the test confirmed that a mixture of fluids containing oil flowed to the surface during the initial flow from DST 3. The fluid mixture flowed at an unstablished rate as part of the initial "clean-up" flow. The oil has an estimated gravity of 33° API, the same as oil recovered from earlier DSTs in the Jeruk field.

The open-hole DST 3 commenced on 9 January 2005 and was performed over a 30 metre interval from 5,430m to 5,460m measured depth. During the initial part of the DST the test tools became plugged with well debris preventing further flow.

A stable flow rate could not be established. Several attempts were made to clear the plugged test string. However, it became impractical to continue testing operations and the well was suspended.

The results from DST 3 indicate that oil is present in the Jeruk field down to at least 5,460m measured depth. Analysis of data following completion of the test indicates that the oil tested in Jeruk 2 DST 3 is part of the same hydrocarbon column as that tested in Jeruk 2 DST 1 over the interval 5,134m to 5,152m in the Jeruk 2/ST2 (Side Track) well bore.

A hydrocarbon column of at least 379m has therefore been encountered in the Jeruk field indicating likely recoverable reserves in excess of the pre-drill estimate of 170 million barrels."

Santos is currently integrating all data into a final evaluation of the well which will help narrow a likely reserve range for the field.

Jeruk 2 was drilled to follow up the Jeruk 1 well, which finished drilling in early April 2004 about 1.6 kilometres west of Jeruk 2. The well is in the Sampang PSC area in water depth of 44 metres and it is located approximately 42 kilometres from the Indonesian city of Surabaya.

A 3D seismic survey is currently being conducted in the Sampang PSC which will extend over the Jeruk field area. Following the 3D seismic survey the program to appraise the field more fully will be developed."

Cue Comment

Cue is very pleased with the very positive and encouraging results from the Jeruk -2 well.

Cue is participating in the 3D seismic survey at its 15% equity level.

In addition, Cue is entitled to reinstate its right to participate in the Jeruk discovery, subject to the payment in cash of its 15% share of the Jeruk expenditures to the time of reinstatement and the payment of a sole risk premium, which be paid out of oil production from a Jeruk development.

Cue will continue to evaluate the positive Jeruk -2 results, in conjunction with all other Jeruk data, in the light of its reinstatement rights

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.



Robert J Coppin
Chief Executive Officer

21 January 2005